Growth Stalk Holdings Corporation

11991 North Highway 99

Seminole, Oklahoma 74868

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D. C. 20549

Attn: Daniel Crawford

September 16, 2022

Re:	Growth Stalk Holdings Corporation (the “Company”)
Post Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed on September 6, 2022

File No. 024-11847
SEC Comment Letter dated September 14, 2022

Dear Sir or Madam:

Please find below our responses to the Commission’s September 14, 2022 Comment Letter regarding the above-referenced Post Qualification Amendment Number 1 to the Company’s Offering Statement on Form 1-A. Growth Stalk Holdings Corp is referred to herein as the “Company”, “we”, or “us”.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A filed September 6, 2022

1-A: Item 2 Issuer Eligibility, page 1

Response to Comment 1

This is in response to the Commission’s comment to amend the Post-Effective Amendment Number 1 to reflect financial information required to be filed in Forms 10-Q for delinquent quarterly reports ending March 31, 2022 and June 30, 2022 (the “Forms 10-Q”).

The Company has decided that it is in its best interests to suspend its reporting requirements via a Form 15 due to the 15c2-11 FINRA review process taking up to 1 year or more during which time the Company, as an SEC reporting company, would be subject to SEC reporting costs, primarily consisting of quarterly review and fiscal year end audit costs, estimated to be at least $100,000. The Company is unable to assume such estimated costs over the next 12 months (and perhaps even longer) during such time that FINRA conducts its review while the Company is subject to the Exchange Act reporting requirements. As such, we are requesting that after the Company files a Form 15 suspending its reporting requirements, that the Commission conducts another review of Post-Effective Amendment Number 1. Additionally, pre or post filing of the Form 15 or otherwise in connection therewith, we are requesting relief from filing the Forms 10-Q since such reports would unnecessarily delay review of the Post-Effective Amendment (and possible SEC qualification of the Post-Effective Amendment permitting the Company to raise funds via sales of the Regulation A Shares) stemming from considerable time devoted to the Company’s accounting and the auditor review of the accounting contained in the Forms 10-Q, and would impose a financial burden of at least $27,000 while doing little to enhance public disclosure since such filings would be duplicative to the Company’s obligation to file its Forms 1-SA and 1-K as required pursuant to Regulation A.

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding the foregoing maters.

Sincerely yours,

By:	/s/ Joseph Babiak
Joseph Babiak, Chief Executive Officer